FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending February 2009

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes No x
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Notification of Transactions of Directors and Persons Discharging Managerial Responsibility

Awards made by GlaxoSmithKline

On 17 February 2009, the Company granted a number of share-based awards to Directors and Persons Discharging Managerial Responsibility (PDMRs). The following awards were made under the GlaxoSmithKline Share Option Plan and are subject to performance conditions.

The Share Option Plan was approved by shareholders on 31 July 2000, and allows awards to be made to senior executives in the Group, including the Executive Directors. The details of these awards are shown below.

Under the terms of the GlaxoSmithKline Share Option Plan, share options allow the holder to buy Ordinary shares or ADSs at a future date at a price determined by reference to the market price of shares at the time of grant. The ultimate number of share options that become exercisable depends on GSK's earnings per share (EPS) growth over the performance period.

The performance condition compares the compound annual increase in the Company's EPS with the increase in the Retail Prices Index (RPI) over the performance period compared to the base year (the financial year ended 31 December 2008). No options vest unless the Company's EPS increase exceeds RPI by 3% per annum. 30% of the share options vest for an EPS increase of 3% p.a. in excess of RPI, 65% vest at 4% p.a. in excess of RPI, 85% vest at 5% p.a. in excess of RPI and 100% vest for an increase of 6% p.a. or more in excess of RPI.

Vesting increases on a straight-line basis for EPS performance between these hurdles.

In respect of 50% of an Option, EPS will be measured over the three financial years that started on 1 January 2009 and will end on 31 December 2011. To the extent that options do not vest following the measurement of the performance condition over the three year period, they will lapse.

In respect of the remaining 50% of an Option, EPS will be measured over the four financial years that started on 1 January 2009 and will end on 31 December 2012. To the extent that options do not vest following the measurement of the performance condition over the four year period, they will lapse.

The individuals in the tables below, who are all Executive Directors or PDMRs, were each granted an award under the terms of the GlaxoSmithKline Share Option Plan. Options are granted over either the Company's 25p Ordinary shares or over the Company's ADSs. One ADS equals two Ordinary shares.  The table below shows the number of Ordinary Shares or ADSs which can vest in total, taking into account both the three and four year performance periods.

	Number of Ordinary shares potentially vesting

	Less than RPI+3%p.a.	RPI+3%p.a.	RPI+4%p.a.	RPI+5%p.a.	RPI+6%p.a. or more
Mr S M Bicknell	Nil	15,150	32,825	42,925	50,500
Mr J M Clarke	Nil	53,250	115,375	150,875	177,500
Mr E J Gray	Nil	34,500	74,750	97,750	115,000
Mr M Dunoyer	Nil	27,750	60,125	78,625	92,500
Mr A Hussain	Nil	53,250	115,375	150,875	177,500
Mr D Learmouth	Nil	15,150	32,825	42,925	50,500
Mr D Redfern	Nil	21,000	45,500	59,500	70,000
Ms C Thomas	Nil	27,750	60,125	78,625	92,500
Mr J Stephenne	Nil	34,500	74,750	97,750	115,000

	Number of ADSs potentially vesting
	(N.B. One ADS represents two Ordinary shares)

	Less than RPI+3%p.a.	RPI+3%p.a.	RPI+4%p.a.	RPI+5%p.a.	RPI+6%p.a. or more
Dr M Slaoui*	Nil	47,625	103,188	134,938	158,750
Ms D Connelly	Nil	53,250	115,375	150,875	177,500
Mr D J Phelan	Nil	26,625	57,688	75,438	88,750
Mr D Pulman	Nil	26,625	57,688	75,438	88,750
Mr W C Louv	Nil	17,250	37,375	48,875	57,500
Mr D Troy	Nil	26,625	57,688	75,438	88,750

* denotes an Executive Director

Options were granted on 17 February 2009 with an exercise price of £11.77 (or US$33.42 in the case of ADSs). The vesting date for these awards is 17 February 2012 as to the First 50% and 17 February 2013 as to the Second 50%, subject to the Remuneration Committee having determined that the performance condition, measured over three and four years respectively, has been satisfied by those dates.

The price of an Ordinary share on 17 February 2009 was £11.77 and the price of an ADS was $33.42.

The Company, Directors and PDMRs were advised of these transactions on 18 February 2009.

This notification is made in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

S M Bicknell
Company Secretary

18 February 2009

Enquiries:
UK Media enquiries:	Philip Thomson	(020) 8047 5502
	David Outhwaite	(020) 8047 5502
	Stephen Rea	(020) 8047 5502

US Media enquiries:	Nancy Pekarek	(919) 483 2839
	Mary Anne Rhyne	(919) 483 2839
	Kevin Colgan	(919) 483 2839
	Sarah Alspach	(215) 751 7709

European Analyst/Investor enquiries:	David Mawdsley	(020) 8047 5564
	Sally Ferguson	(020) 8047 5543
	Gary Davies	(020) 8047 5503

US Analyst/ Investor enquiries:	Tom Curry	(215) 751 5419
	Jen Hill	(215) 751 7002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: February 18 2009

By: VICTORIA WHYTE

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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc